September 27, 2004



Mail Stop 4-6

Dean Weber, President
One Voice Technologies, Inc.
6333 Greenwich Drive, Suite 240
San Diego, California 92122

Re:	One Voice Technologies
	Registration Statement on Form SB-2
	Filed September 7, 2004
	File No. 333-118831

Dear Mr. Weber:

	This is to advise you that we have limited our review of the above referenced Form SB-2 registration statement to the Selling Stockholders section and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by the selling shareholders for each of the entities listed in the selling shareholders table. While, we note your disclosure that Messrs. Lizt and Ackerman may be deemed "control" persons with respect to La Jolla Cove and Alpha Capital, respectively, we do not believe that this sufficiently addresses our comment. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual.

2. Please confirm that none of the selling shareholders is a registered broker-dealer. Is any selling shareholder affiliated with a registered broker-dealer? With respect to any selling shareholder that is an affiliate of a registered broker-dealer, you must disclose
(i) whether such selling shareholder purchased its shares in the ordinary course of business and (ii) whether, at the time of the purchase of such shares, the selling shareholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

3. We note that 8,425,531 of the shares being registered for resale on behalf of La Jolla Cove were issued "pursuant to a settlement."
Please provide a cross-reference in this section to your discussion of the settlement in the Legal Proceedings section of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper at (202) 824-5523 or the undersigned at (202) 942-1800.

							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc: 	Darrin M Ocasio, Esq.
	Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Flr.
New York, NY 10018